Filed by Reinvent Technology Partners Z

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hippo Enterprises Inc.

Commission File No. 001-39711

Date: July 22, 2021

Hippo Launches Homeowners Association Insurance Offer, Bringing

Bespoke Protection to Entire Homeowner Communities

Commercial Lines unit will drive growth and innovation across focused insurance verticals

PALO ALTO, Calif - July 22, 2021 - Hippo, the home insurance group that created a new standard of care and protection for homeowners, today announced its expansion into Commercial Insurance. Since Hippo brought its proactive approach to home insurance customers in 2017, the company’s focus has been on whole home protection. For the first time, Hippo will offer insurance products that are tailored to targeted commercial insurance customers.

Traditional Commercial Insurance offerings have lacked personalized coverage that can leave customers at greater financial risk. Through the launch of Hippo’s Commercial Lines unit, the company is committed to delivering its proactive approach, smart device integrations, and community care services to an industry that has grown to a total addressable market of $299 billion in 2019.

The first product to launch from Hippo’s Commercial Lines unit is a tailored homeowners association (HOA) product, bringing broader protection for the HOA alongside a streamlined claims process. Now, commercial customers will have access to Hippo’s personalized coverage, backed by the company’s data-driven underwriting, satellite and aerial imagery, and designed with the HOA and its board members in mind.

“Supporting the homeowners association transcends into protecting the homeowner and their community,” said Rick McCathron, Hippo’s President. “Our mission is to bring back the joy into homeownership, and we recognize what it means to be part of the community in which you live. By bringing a new approach to an industry that’s been fragmented and developing new proactive solutions for the homeowner association, we can ensure that communities have highly tailored and personalized coverage and that our customers are well cared for and protected. Backed by our team of insurance veterans, we’ll modernize the commercial insurance experience while preserving the individual communities’ unique coverage and risk needs.”

Hippo’s Commercial Insurance will include:

•	Personalized insurance policies using the most current catastrophe models and tailored to each customer’s individual risk attributes.

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Modern coverage and higher limits set for items that personal lines and traditional commercial lines typically do not include, such as pools, landscaping, private roads, retaining walls, and elevator collision.

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Expanded coverage package that includes commercial property, fidelity, inland marine, data breaches, general liability, combined directors and officers and employment practices liability, hired and non-owned auto liability with physical damage coverage, and available excess liability covering underlying coverage parts.

•	Direct access to Hippo’s claims concierge team should a loss occur and a direct line to one-on-one support to provide a reliable claims process.

Hippo’s Commercial Insurance for HOA is available now in Arizona, and will expand to Nevada, Oregon, Utah, Colorado, Michigan, Illinois, and Tennessee later this year. Additional commercial programs, including condominium associations and single family rentals will also begin rolling out later this year. The program is working to develop new additional offerings that include community services and smart devices to help keep commercial customers better protected.

In March 2021, Hippo announced a definitive business combination agreement with Reinvent Technology Partners Z (NYSE:RTPZ), a special purpose acquisition company that takes a “Venture Capital at Scale” approach. Upon the closing of the transaction, the combined company will be publicly traded.

About Hippo

Hippo Insurance Services offers a different kind of home insurance, built from the ground up to provide a new standard of care and protection for homeowners. Our goal is to make homes and their surrounding communities safer and better protected so customers spend less time worrying about the burdens of homeownership and more time enjoying their homes and the life within. Harnessing real-time data, smart home technology, and a growing suite of home services, we are creating the first integrated home protection platform. Hippo is headquartered in Palo Alto, California with offices in Austin and Dallas, Texas and insurance products available to more than 80 percent of U.S. homeowners in 37 states. Hippo Insurance Services is a licensed property casualty insurance agent with commercial and personal lines products underwritten by various insurance companies. For more information, including licensing information, visit http://www.hippo.com.

Important Information for Investors and Stockholders

This communication relates to a proposed transaction between RTPZ and Hippo. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPZ has filed a registration statement on Form S-4 with the Securities and Exchange Commission (SEC), which includes a document that serves as a prospectus and proxy statement of RTPZ, referred to as a proxy statement/prospectus. The proxy statement/prospectus has been sent to all RTPZ shareholders. RTPZ also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTPZ are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTPZ through the website maintained by the SEC at www.sec.gov. The documents filed by RTPZ with the SEC also may be obtained free of charge at RTPZ’s website at https://z.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTPZ and Hippo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTPZ’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTPZ and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication may be deemed to include certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTPZ and Hippo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPZ’s securities; (ii) the risk that the transaction may not be completed by RTPZ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RPTZ; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger governing the proposed transaction (the “Merger Agreement”) by the shareholders of RTPZ, the satisfaction of the minimum trust account amount following redemptions by RPTZ’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE investment in connection with the transaction; (vi) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement; (vii) the effect of the announcement or pendency of the transaction on Hippo’s business relationships, operating results, and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of Hippo and potential difficulties in Hippo employee retention as a result of the transaction; (ix) the outcome of any legal proceedings that may be instituted against Hippo or against RTPZ related to the Merger Agreement or the proposed transaction; (x) the ability to maintain the listing of RTPZ’s securities on a national securities exchange; (xi) the potential volatility of the price of RTPZ’s securities due to a variety of factors, including changes in the competitive and highly regulated industry in which RTPZ plans to operate or Hippo operates, variations in operating performance across competitors, changes in laws and regulations affecting RTPZ’s or Hippo’s business, and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities; (xiii) changes in domestic and foreign business, market, financial, political, and legal conditions; (xiv) natural or man-made catastrophes such as wildfires, hurricanes, typhoons, earthquakes, floods, climate change (including effects on weather patterns, greenhouse gases, sea, land and air temperatures, sea levels, and rain and snow), nuclear accidents, pandemics (including COVID-19), or terrorism or civil unrest; (xv) the continued impact of COVID-19 and related risks; (xvi) the ability to collect reinsurance recoverable, credit developments of reinsurers, and any delays with respect thereto and changes in the cost, quality, or availability of reinsurance; (xvii) the actual amount of new and renewal business, market acceptance of products, and risks associated with the introduction of new products and services and entering new markets; (xviii) the ability to increase the use of data analytics and technology; and (xix) the ability to attract, retain, and expand RTPZ’s or Hippo’s customer base. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTPZ’s registration on Form S-1 (File No. 333-249799), the registration statement on Form S-4 discussed above and other documents filed by RTPZ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTPZ and Hippo assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTPZ nor Hippo gives any assurance that either RTPZ or Hippo or the combined company will achieve its expectations.

Investor Contacts:

Hippo: investors@hippo.com

RTPZ: ir@reinventtechnologypartnersz.com

Media Contacts:

Andrea Collins / Courtney Klosterman

press@hippo.com